UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated October 22, 2015

Commission File Number: 1-15018

Fibria Celulose S.A.

Fidêncio Ramos, 302 – 3rd and (part of) 4th floors

Edifício Vila Olímpia, Torre B, Bairro Vila Olímpia

04551-010, São Paulo, SP, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:  ☒             Form 40-F:  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)):

Yes:  ☐             No:  ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)):

Yes:  ☐             No:  ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes:  ☐            No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

FIBRIA CELULOSE S.A.

CNPJ NO. 60.643.228/0001-21

NIRE 35.300.022.807

São Paulo, October 22, 2015

MANAGEMENT’S PROPOSAL

Dear Shareholders,

The Management of Fibria Celulose S.A., publicly-held corporation, headquartered in the City of São Paulo, State of São Paulo, at Rua Fidêncio Ramos, No. 302, Tower B, 3rd and 4th (part) floors, Vila Olímpia, Zip Code 04551-010, with its corporate acts duly filed at the Board of Trade of the State of São Paulo under Company’s Registry (NIRE) 35.300.022.807, enrolled with the CNPJ/MF under the No. 60.643.228/0001-21, registered at the Brazilian Securities and Exchange Commission (“CVM”) as a publicly-held corporation level “A”, under the code 12793 (“Fibria” or “Company”), in accordance with the Law No. 6,404, of December 15, 1976, as amended (“Brazilian Corporate Law”), and with the CVM Instruction No. 481, of December 17, 2009, as amended (“ICVM 481/09”), hereby presents this proposal (“Proposal”) to be submitted to the decision of the extraordinary general shareholders’ meeting to be held on November 30, 2015, at 02:30 PM, at the Company’s headquarters, Valor Room (“General Meeting”).

The scope of this Proposal consists in the submission and analysis of the management’s proposal to distribute interim dividends on an extraordinary basis, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3,612778081 per share issued by the Company, to be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered in the Company’s quarterly financial statements of June 30, 2015.

SUMMARY

I.               GENERAL CONSIDERATIONS

All the information and the documents mentioned in this Proposal, in accordance with ICVM 481/2009, are available to the shareholders at the Company’s head offices and on its website (www.fibria.com.br), on the website of the Brazilian Securities and Exchange Commission — CVM (www.cvm.gov.br), as well as being covered in the Exhibits to this Proposal.

II.          PROPOSAL OF DISTRIBUTION OF INTERIM DIVIDENDS ON AN EXTRAORDINARY BASIS AGAINST THE AMOUNT OF THE RESERVE FOR INVESTMENTS

In the business year ended on December 31, 2014, the Company posted net income of R$ 155,583,601.40 (one hundred and fifty-five million, five hundred and eighty three thousand, six hundred and one Brazilian reais and forty cents).

The Ordinary General Shareholders’ Meeting held on April 28, 2015 approved the distribution of R$ 36,951,105.33 (thirty-six million, nine hundred and fifty-one thousand, one hundred and five Brazilian reais and thirty-three cents), as minimum compulsory dividends, and R$ 110,853,316.00 (one hundred and ten million, eight hundred and fifty-three thousand, three hundred and sixteen Brazilian reais), as an additional dividends to its shareholders.

For your references, the Company’s financial statements related to the business year ended on December 31, 2014 and the relevant Management’s Report, disclosed on January 29, 2015, were drawn up by the Company’s Executive Board, audited by the independent auditors PricewaterhouseCoopers Auditores Independentes and approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015. The Company disclosed, on July 23, 2015, its quarterly financial statements related to the 2nd quarter of 2015.

Considering the existing balance in the Company’s Reserve for Investments on June 30, 2015, in the amount of R$ 2,805,710,605.33 (two billion, eight hundred and five million, seven hundred and ten thousand, six hundred and five Brazilian reais and thirty-three cents), and due to the Company’s cash generation, the Management proposes the distribution of interim dividends on an extraordinary basis, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), equivalent to R$ 3,612778081 per share issued by the Company.

The interim dividends will be declared and paid against the Company’s account of Reserve for Investments, approved by the Ordinary General Shareholders’ Meeting held on April 28, 2015 and registered in the Company’s quarterly financial statements of June 30, 2015.

The amount to be distributed as interim dividends on an extraordinary basis corresponds to, approximately, 71% (seventy one percent) of the total amount existing in the Company’s Reserve for Investments. In this regard, and considering the cash generation of the Company in the fiscal year of 2015, higher than expected, the Management of the Company informs that the distribution of such amount will not cause any adverse effect in its business plan or in its future perspective of investments.

The Management also informs that the approval of the distribution of interim dividens on an extraordinary basis, informed hereto, will not affect the capital expenditure budget approved in the Company’s Ordinary General Shareholders’ Meeting.

The amount declared as dividends will not be subject to monetary restatement or remuneration between the declaration date and the date of actual payment.

It is also proposed that the declared interim dividends are paid to the shareholders holding shares issued by the Company, in one installment, by the end of the current fiscal year in a date to be decided by the General Shareholders’ Meeting.

The shareholders holding shares issued by the Company on the reference date defined by the Shareholders in the General Shareholders’ Meeting shall be entitled to the interim dividens declared, in accordance with the above terms, in the total amount of R$ 2,000,000,000.00 (two billion Brazilian reais), corresponding to 71% (seventy one percent) of the Company’s Reserve for Investments.

The Board of Directors and the Fiscal Council approved, on October 22, 2015, the referred Management’s Proposal for the distribution of the interim dividends on an extraordinary basis, to be declared and paid against the Company’s account of Reserve for Investments, in accordance with the terms established above.

The Exhibit I corresponds to the copy of the Opinion of the Company’s Fiscal Council, favorable to the approval of this Managements’ Proposal.

III.     CONCLUSIONS

For the reasons above given, the Company’s Management hereby submits this Proposal to the analysis of the shareholders in a General Shareholders’ Meeting of the Company, recommending its full approval.

Do not hesitate to contact us to obtain any clarifications that may be necessary.

Sincerely,

José Luciano Duarte Penido

Chairman of the Board of Directors

IV. EXHIBIT I

FIBRIA CELULOSE S.A.

(a publicly held company)

CNPJ/MF No. 60.643.228/0001-21

NIRE 35.300.022.807

Opinion of the Fiscal Council

The Fiscal Council of FIBRIA CELULOSE S.A. (“Fibria” or “Company”), in the use of the attributions conferred to it under Article 163 of the Brazilian Corporate Law (Law No. 6,404/76), according to the meeting held on October 22, 2015 in the Company’s headquarter, examined the Management Proposal approved by the Board of Directors on this date, for the distribution of interim dividends, to be declared and paid against the Company’s Investments Reserve, as registered in the Company’s quarterly financial statements of June 30, 2015. Based on the analysis carried out, as well as the information and clarifications provided by representatives of the Company, the members of the Fiscal Council unanimously concluded, in accordance with the provisions of Article 163 of Law No. 6.404/76, to opine favorably on the submission of such Management Proposal for approval of the Extraordinary General Shareholders’ Meeting.

São Paulo, October 22, 2015.

Maurício Aquino Halewicz	Antônio Sergio Riede
Chairman	Member

Gilsomar Maia Sebastião
Member

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 22, 2015

Fibria Celulose S.A.

By:	/s/ Guilherme Perboyre Cavalcanti
Name:	Guilherme Perboyre Cavalcanti
Title:	CFO and IRO